EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	1998	1999	2000	2001		2002
Pretax income/(loss)	$18,491.0	$39,626.0	$492,192.0	$(444,026.0	)(1)	$39,123.0	(2)
Fixed Charges:
Interest expense	—	—	—	$109.0		$6,700.0
Bond issuance expense	—	—	—	660.0		$880.0
Rent expense(3)	$513.0	$623.0	$792.0	$1,069.0		$912.0

Total fixed charges	$513.0	$623.0	$792.0	$1,178.0		$8,492.0
Earnings before income taxes plus fixed charges	$19,004.0	$40,249.0	$492,984.0	$(442,848.0)		$47,615.0
Ratio of earnings to fixed charges(4)	37.0x	64.7x	622.7x	—		5.6x

(1)	Adjusted for equity income in joint venture of $2.1 million.

(2)	Adjusted for equity income in joint venture of $856.1 thousand.

(3)	Portion of rent expense under operating leases deemed by us to be representative of the interest factor.

(4)	The ratio of earnings to fixed charges is computed by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges, which includes interest expense plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor, plus amortization of debt issuance costs. We would have had to generate additional earnings of $444.0 million for the year ended December 31, 2001 to achieve a ratio of 1:1.